UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Evolent Health, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

30050B101

(CUSIP Number)

Marianne D. Short

Executive Vice President and Chief Legal Officer

UnitedHealth Group Center

9900 Bren Road East

Minnetonka, Minnesota 55343

(952) 936-1300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communication)

March 1, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	30050B101	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS UnitedHealth Group Incorporated
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,861,065
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,861,065

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,861,065
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED IN ROW (11) 3.7%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

1	NAMES OF REPORTING PERSONS The Advisory Board Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,861,065
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,861,065

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,861,065
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED IN ROW (11) 3.7%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	The calculation assumes that there is a total of 76,557,427 shares of Class A Common Stock (as defined below) of the Issuer outstanding, which is the sum of (i) 74,784,529 shares of Class A Common Stock outstanding as of February 23, 2018, as reported on the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2017 filed with the Commission on March 1, 2018, and (ii) 1,772,898 shares of Class A Common Stock issued on March 5, 2018 upon the exchange of 1,772,898 Class B Units of Evolent Health LLC and the corresponding shares of Class B common stock of the Issuer beneficially owned by the Reporting Persons (as defined below).

Explanatory Note

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D is being filed with the Securities and Exchange Commission (the “SEC”) on behalf of The Advisory Board Company, a Delaware corporation (“ABCO”) and UnitedHealth Group Incorporated, a Delaware corporation (“UNH” and, together with ABCO, the “Reporting Persons”) to reflect the sale of certain shares of Class A common stock, par value $0.01 per share (“Class A Common Stock”), of Evolent Health, Inc., a Delaware corporation (the “Issuer”). This Amendment No. 1 amends and supplements the initial statement on Schedule 13D filed by the Reporting Persons with the SEC on November 27, 2017 (the “Original Schedule 13D”). As a result of the transactions disclosed herein, the Reporting Persons no longer beneficially own more than five percent of the Issuer’s outstanding Class A Common Stock. Consequently, this Amendment No. 1 constitutes the final amendment to the Original Schedule 13D and an exit filing for each of the Reporting Persons. Except as set forth herein, this Amendment No. 1 does not modify any information previously reported by the Reporting Persons in the Original Schedule 13D. Unless otherwise indicated, all capitalized terms used herein have the meanings ascribed to them in the Original Schedule 13D.

Item 4.	Purpose of the Transaction

Item 4 is hereby amended and supplemented as follows:

On March 1, 2018, ABCO sold 3,040,000 shares of Class A Common Stock of the Issuer in a private sale pursuant to Rule 144 under the Securities Act of 1933, as amended at a price of $13.70 per share, resulting in aggregate proceeds to ABCO of approximately $41,648,000 in cash (the “Sale”). As a result of the Sale, the Reporting Persons ceased to beneficially own more than five percent of the Issuer’s Class A Common Stock.

Pursuant to the Stockholders Agreement, as a result of the Sale, ABCO’s right to nominate two directors to the Issuer’s board of directors has been reduced to the right to nominate one director to the Issuer’s board of directors. ABCO’s remaining director designation right will continue as along as ABCO owns at least 579,555 shares of Class A Common Stock or its equivalent.

Item 5.	Interest in Securities of the Issuer

Items 5 (a)-(b), (c) and (e) are hereby amended and supplemented as follows:

(a)-(b) As of March 1, 2018, as a result of the matters described in Item 4 of this Amendment No. 1, the Reporting Persons ceased to beneficially own more than five percent of Class A Common Stock of the Issuer and therefore are no longer subject to the beneficial ownership reporting provisions of Section 13(d) of the Securities Exchange Act of 1934, as amended.

(c) The information set forth in Item 4 of this Amendment No. 1 is hereby incorporated by reference.

(e) As of March 1, 2018, the Reporting Persons ceased to beneficially own more than five percent of the Issuer’s Class A Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented as follows:

The information set forth in Item 4 of this Amendment No. 1 is hereby incorporated by reference.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 5, 2018

UnitedHealth Group Incorporated

By:	/s/ Dannette L. Smith
Name:	Dannette L. Smith
Title:	Secretary to the Board of Directors

The Advisory Board Company

By:	/s/ Thomas S. McGlinch
Name:	Thomas S. McGlinch
Title:	Assistant Treasurer